Filed by Art  Technology  Group,  Inc.  pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended



                               Subject Company: Primus Knowledge Solutions, Inc.
                                                   Commission File No. 000-26273



      ATG to Acquire Primus Knowledge Solutions Conference Call Transcript
                                 August 11, 2004

On August 11, 2004, Art Technology Group, Inc. held a conference call related to its proposed acquisition of Primus Knowledge Solutions, Inc. A transcript of the call follows:

OPERATOR:
Good day, and welcome everyone to this ATG and Primus Knowledge Solutions conference call. Today's call is being recorded. At this time, for opening remarks and introductions I would like to turn the call over to the president and chief executive officer of ATG, Mr. Bob Burke. Please go ahead, sir.

BOB BURKE:
Welcome everyone, and thanks for joining us. We have a lot to talk about - and a lot to be excited about - this morning. But before we begin, let me ask Ed Terino to read our safe harbor statement.

ED TERINO:
Thanks Bob. Please note that various remarks make in this conference call about ATG's and Primus' future expectations, plans and prospects constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in ATG's and Primus' annual and quarterly reports filed with the Securities and Exchange Commission. These filings can be accessed free of charge from the investors section of ATG's or Primus' website at www.atg.com or www.primus.com.

In addition, any forward-looking statements represent ATG's and Primus' views only as of today, August 11, 2004, and should not be relied upon as representing ATG's and Primus' views as of any subsequent date. While ATG and Primus may elect to update their forward-looking statements at some point in the future, they specifically disclaim any obligation to do so.

At this point, everyone should have a copy of the news release that was issued after the market closed yesterday. If you do not have a copy of it, I encourage you to visit the investor relations section of ATG's or Primus' website where the release has been posted, or visit the Securities and Exchange Commission website where the release may be accessed under Form 8-K.

Thank you. I will now turn the call back over to Bob.

BOB BURKE:
Thank you Ed, and thanks to Mike Brochu, the chairman, president and CEO of Primus and Ron Stevens, the chief operating officer and chief financial officer of Primus, for joining us on the conference call today.

This marks a key milestone in ATG's evolution as we announce the definitive agreement to acquire all of the outstanding shares of Primus Knowledge Solutions
- a publicly-held company based in Seattle, Washington. Primus is a recognized leader in self- and assisted-service technologies. Its software solutions include a Web Self-Service suite that is rated number one by Gartner, advanced email response management technology also ranked number one by Gartner, and extensive natural language processing search technology.

During our conference call today, we will provide you with some insight about the benefits of the ATG-Primus combination. Mike Brochu will provide you some of his insights with regard to the transaction, Ed Terino will discuss some of the financial aspects of the deal, and then Mike, Ron, Ed and I will answer any questions that you may have.

Let me begin by saying that we believe that the combination of our two companies truly creates an e-business powerhouse.

First, it allows both companies to deliver what our customers are asking for. Our customers want a single integrated application suite, across commerce and customer service, and across all channels, especially call centers, email and the web. Their end customers, who are in many cases consumers, expect a seamless experience. The combination of our two companies will deliver just that.

Our customers want to buy from a company that is acknowledged by analysts such as Gartner and Forrester as having the best products and the best strategy across a broad range of needs, and again this combination will deliver that as well.

Next, it affords us the opportunity for more growth and a clearer path to profitability by providing synergies and resulting cost reductions.

On the revenue side, Primus will add over 225 enterprise-class customers to our customer base, a majority of whom ATG does not have a current relationship with. Virtually every one of our existing customers is a prospect for Primus' products, and virtually every one of Primus' current customers is a prospect for the ATG product line. The opportunity to up-sell and cross-sell is obvious.

The increased size of our revenue base, and especially the combined size of maintenance and support revenue streams, will give us more stability and predictability.

Now let me turn it over to Mike Brochu so that he may provide his perspective on the transaction.

MIKE BROCHU:
Thanks Bob. Like ATG, Primus was founded a little over 10 years ago and we quickly established ourselves in an emerging market - knowledge management. In 1997, Primus began evolving into an eService player when it became one of the first companies in the world to expand its product strategy to the Web. Today, Primus provides a broad range of eService offerings, from help desk to self-service to enterprise search and field service products.

So while ATG has focused on creating a powerful customer experience platform and leadership in e-commerce, our focus has been on providing solutions for web self-service and assisted service, and multi-channel communications. With the power of the two combined companies, ATG will possess an unparalleled set of customer-facing software products, and will offer the most complete self-service and assisted service offering on the market.

In analyzing each others' capabilities, both parties quickly realized that our two product sets were very compatible. Both utilize J2EE and Unix technology and both support the BEA and IBM application server environments. Our combined R&D organization will work to integrate both companies' offerings into a suite of eBusiness application products that is truly unparalleled within our target market.

The complementary nature of our businesses extends beyond our technologies. It can also be seen in the way the two companies evolved. With its ecommerce products, ATG first focused on meeting the needs of the customers, and more recently enhanced its product suite to better assist employees. Primus, on the other hand, first focused on the employees at the help desk and in the call center before branching out with more customer-facing web self-service applications.

This transaction makes sense. It makes sense for Primus Shareholders, for ATG shareholders, for our respective customers, our partners and our employees. I am very excited about what the future will bring for this combined company and I am excited about working with the other board members of the combined company in guiding ATG towards a highly successful and profitable future.

BOB BURKE:
Thanks Mike.

As we stated in the press release we expect that the closing will occur in the fourth quarter of 2004. It is our plan to begin integrating the two organizations immediately after the closing, and we intend to complete this process by the second quarter of 2005. I think it important to note that many members of ATG's and Primus' management team have significant prior experience in executing and integrating M&A transactions. Overall, it is an experienced team, capable of generating synergies and integrating the two organizations to create a seamless company.

As Mike indicated, we will immediately commence work on integrating our product roadmaps and intend to begin product integration as soon as possible after closing. We see this as a phased process that will progressively lead to tighter integration over the coming quarters with a goal of complete integration occurring in 2005. The standards-based technology utilized by both companies should make this effort relatively straightforward and will give our customers an integrated set of solutions they will be able to incrementally add to on a modular basis.

ATG introduced its own web self-service product line just this past February. An obvious question is what we will do with two customer-service product lines? The good news is that the two sets of core technologies involved complement each other nearly perfectly. Primus has a very strong knowledge base and natural language search technology. They also have a very robust product for the call center. ATG's strengths are bringing our web technologies, including scenario personalization, to self-service. We have a very strong technology that makes the self-service answer more relevant and more personal, with dynamic links to related information. On the other hand, we currently OEM our natural language technology, and our product is not yet fully optimized for the call center. Also, ATG currently has no inbound email management technology, and Primus has the number one product in that area as rated by Gartner. With this combination, we'll literally have the best of both worlds.

In terms of our go-to-market approach, we intend to quickly combine the sales and marketing organizations of the two entities. This should allow us to achieve more cross-sell and up-sell opportunities within each others' base of existing accounts, as well as achieve cost synergies. And while we will have some transition between various G&A functions of the two entities, we intend to quickly integrate the corporate activities after closing. This should allow for reduced costs in headcount, insurance and professional fees for audit and legal services.

Now let me turn the call over to Ed Terino to provide some information with regard to the financial combination of the two companies.

ED TERINO:
Thanks Bob. Under the terms of the agreement, ATG is acquiring all of the outstanding shares of Primus. Upon completion of the transaction, Primus shareholders are expected to own approximately 30 to 32 percent of the combined company's outstanding shares on a fully diluted basis. The transaction is anticipated to be tax-free to Primus shareholders.

Based upon ATG's closing stock price on August 9, and assuming expected exchange ratios in the range of 1.2976 to 1.4169 ATG shares for each diluted share of Primus, the transaction is valued at approximately $30 million to $33 million. The exchange ratio is subject to adjustment within this range based upon Primus' achievement of specified minimum cash and working capital requirements at closing, but in no event will the exchange ratio be less than 1.2976 ATG shares for each diluted share of Primus.

For the trailing four quarters, Primus generated $27.7 million in revenue. ATG generated $62.9 million in revenue, meaning the combined run rate of our two companies was in excess of $90 million. From a cost perspective, Primus' total spending in its most recent quarter was $7.9 million and ATG's spending in its most recent quarter was $18.6 million, for a combined spending of $26.5 million per quarter on a run rate basis.

As Bob mentioned a minute ago, we have conducted a review of both organizations and identified many opportunities to streamline our combined operations. We believe that cost efficiencies can be gained in staffing, administrative services, regulatory costs, facilities and IT. In total, on the expense side, the combination of our two companies is expected to generate between $10 and $15 million in annual savings beginning in 2005. Using our combined Q2'04 spending run rate, and factoring in cost savings, we would expect spending to be $90 to $95 million range for 2005.

This transaction, of course, is subject to regulatory approval and is contingent upon the approval of shareholders. Both ATG's and Primus' boards of directors have unanimously approved the transaction. Further, all directors and executive officers of Primus and certain other shareholders of Primus, owning in aggregate approximately 14.6% of Primus' outstanding shares, have signed an agreement to vote their shares in favor of the transaction.

In terms of guidance, at this point, and contingent upon the closing of the transaction, we expect that if the deal were completed early in the fourth quarter of this year, that we would return to profitability sometime in the first half of 2005. We anticipate that the combined company will generate greater than $100 million in revenues for the full-year 2005, produce gross margins in the 70% plus range, be profitable, and be cash flow positive. Further, we expect the transaction to be accretive beginning in Q1'05. While this guidance is more directional in nature, we will provide more detailed guidance once we complete our initial integration efforts in Q4'04.

Now I will turn the call back over to Bob.

BOB BURKE:
Thanks again, Ed. So, to summarize, both the Primus and ATG management teams are very excited and energized about this combination. When combined, the two companies will transform ATG into one of the largest software companies focusing on eBusiness solutions. This is a great day for ATG and Primus employees, as well as our customers, our partners and most importantly, our shareholders.

With that, Mike, Ed, Ron and I will take any questions that you may have.

OPERATOR:
The question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touchtone telephone. If you are using a speaker phone, please ensure that your mute function is turned off to allow your signal to reach our equipment. Once again, please press star one to ask a question. And we'll pause for just a moment.

And once again star one to ask a question.

And if you would like to ask a question on today's call, please press star followed by the digit one. And we'll pause for just another moment.

And our first question today will come from Patrick Walker of Walker Smith Capital.

PATRICK WALKER, WALKER SMITH CAPITAL:
Hey guys. Thanks for the call, and I hope the deal works out well. I just had a question as far as what your expected timing was going to be and exactly how are we going to determine if it's going to be the exchange rate of 1.29 or the 1.4, whatever it is?

ED TERINO:
This is Ed Terino. In terms of the timing, obviously we have to go through not only an SEC submission but a shareholder meeting. We expect to close this transaction early in the fourth quarter. That's our general timing, assuming we don't have any significant review by the SEC. Could you repeat your second question?

PATRICK WALKER:
I was just curious as to what the key metrics are going to be to determine the exchange rate?

ED TERINO:
The key metric is a combination of cash and working capital, and we are basically setting a metric at the end of Primus' June 30 quarter and depending on how their cash and working capital is completed at the closing cycle, there will be an adjustment that will range down from 32 percent, down to 31 percent, and possibly down to 30 percent. So the lower their cash and working capital closes, the lower that percentage ownership.

PATRICK WALKER:
So in effect, you put so kind of an enterprise value if you will on it and whatever cash they bring to the table is going to be rewarded if you will by the increase over the 1.29?

ED TERINO:
Correct.

PATRICK WALKER:
And what is the base amount that they would have to get the minimum amount?

ED TERINO:
The base amount of cash is generally, I believe, three million dollars.

PATRICK WALKER:
So anything over three million means they are going to be greater than 1.29?

ED TERINO:
Correct.

PATRICK WALKER:
Can you clarify, I'm sorry I may have missed it. You have some numbers in here. Expected to result $10 to $15 million in annual savings beginning in 2005, and that's off the $26.5 million of costs now?

ED TERINO:
Correct. The $26.5 is a quarterly number and the $10 to $15 is an annual number.

PATRICK WALKER:
I assume that's one of those numbers you will give us more information on once you have the integration done?

ED TERINO:
Correct.

PATRICK WALKER:
You say it's accretive beginning in Q1 '05. Is that because you expect there to be some one-time expenses in the fourth quarter along with the closing of the deal?

ED TERINO:
Correct. There is expected to be one-time expenses as well as we will obviously do the purchase price accounting in the fourth quarter and that's the principal reason why the accretion will occur in Q1 '05.

PATRICK WALKER:
I appreciate the chance to ask the questions and look forward to learning more about the combined company.

ED TERINO:
Thanks Pat.

OPERATOR:
And next we'll move onto Ross Koller of Diker Management.

ROSS KOLLER, DIKER MANAGEMENT:
Hi guys. Can we get a ballpark figure how much cash you expect the combined company to have going into 2005?

ED TERINO:
The cash position, as of June 30, between the two companies was about $41 million. We would expect to enter 2005 with something north of $30 million. We expect both companies will obviously burn some cash as I think has been provided in guidance in Q3. We'll obviously expect to have some cash associated with the closing costs and the integration effort.

ROSS KOLLER:
So the cash will sort of trough out in the $30 million range for the two companies?

ED TERINO:
I would say somewhere in that range.

ROSS KOLLER:
With respect to the maintenance revenues going into 2005 if you combine the two companies, what does that look like from a recurring revenue standpoint?

ED TERINO:
We basically have a $13 to $14 million deferred revenue number and Primus has about a $6 million deferred revenue number, so the combined number is generally about $19 million dollars. As part of the transaction from an accounting point of view, you are required to in effect value the ongoing maintenance stream from Primus at a fair value, and we haven't completed that evaluation yet. We would expect the ongoing maintenance stream to be in the $8 to $9 million per quarter range post December 31, 2004.

ROSS KOLLER:
With respect to the competitive landscape, how do you think this deal changes things? Are customers asking for an integrated solution? Is that what the consensus is?

BOB BURKE:
Yes. Absolutely, in fact just over the last few months we've had a number of opportunities where if we could have had some of the technology components that Primus is going to bring to this equation, we would have been in a much better position and been able to get a lot better revenue results. We definitely do see people, for example, on our ecommerce side looking to really extend what those solutions provide. If you look at a lot of the major retailers, they increasingly see that service and more aggressive marketing efforts are really part of their initiatives. We think that customers are asking for this kind of broad set of offerings and we think that this will increasingly be the case.

MIKE BROCHU:
This is Mike. Let me add on to that. Even last evening after we put the announcement out, I had a customer call me on this very thing and now they are very excited because they had been talking to both parties and the combination helps him cement their decision-making process. There is just a huge amount of upside because customers are looking for a one-stop shop.

ROSS KOLLER:
Who do you see as the key competitors for the combined company?

BOB BURKE:
This is Bob Burke. For the commerce side of the equation, we continue to see the traditional commerce players out there like Blue Martini. But, I think that we are going to increasingly see other people consolidate as well and the competitive landscape is going to change over time. I think this is one of the first consolidations and combinations so I think we will have a leg up. I think that in this particular niche area that we have focused on which is ebusiness, customer-facing, customer interaction, customer experience type solutions, there really is no 800 pound gorilla. We think that we are actually going to be one of the largest players out there. And we think that this will cause some other people out there to take notice.

ROSS KOLLER:
Thanks guys, good luck

OPERATOR:
And as a reminder, to ask a question, please press star followed by the digit one. And next we'll move onto Josh Goldberg of Ardsley Partners. Josh, your line is now open. Josh Goldberg, your line is now open, please go ahead. Just one moment please. And next we'll move onto Brian Luder of Standard.

BRIAN LUDER, STANDARD:
Hi guys. Congratulations. Can you just give me an idea for Art Technology Group, how do you see the government contract going, that you were looking at closing in Q3 or Q4?

BOB BURKE:
This is Bob Burke. We still are on track with the comments we made on our last earnings call. We still are on track with the comments we made there. We think we have an excellent opportunity to close that deal. We'd like to close it this quarter but we are still not sure if it is going to be Q3 or Q4.

BRIAN LUDER:
How many quota-carrying sales reps do you have at your company and what do you see the combined company carrying?

BOB BURKE:
At ATG, we have around 30. We haven't done the complete integration planning in terms of how much we will have going forward, but currently we have 30 on the ATG side. I will let Mike answer on the Primus side.

MIKE BROCHU:
We have 20 quota-carrying reps.

BRIAN LUDER:
Out of the projected cash burn or trough cash that will get you to the combined entity, how much of that is facilities closures and do you see any acceleration of payments in restructuring costs that you have accrued thus far.

ED TERINO:
 In terms of the cost associated with the overall transaction, we have estimated that between $5 and $7 million as a rough range. That would include things like severance, certainly transition costs, professional service fees, as well as facilities closure. There really are no facilities that would require an accelerated payment per se. ATG has pretty much cleaned up its real estate overhang. There really isn't much of a real estate overhang with Primus at all. There are some consolidations that will take place, but we don't expect that to generate any real significant cash outlays associate with closing any of those facilities.

OPERATOR:
Mr. Luder, do you have any additional comments? Mr. Luder, are you done with your questions? O.K., at this time I will turn the call back over to Mr. Bob Burke for any additional comments or closing remarks.

BOB BURKE:
In closing I would just like to say that this combination will produce one of the largest eBusiness software companies with technology and solutions that we believe are going to be second to none. In this era of consolidations we think that the critical mass, the breadth of capabilities we'll have, and the customers we'll have, will be critical to our long term success. I'd like to thank you for your time and your support of ATG and Primus. Thanks.


                                      ###



ADDITIONAL INFORMATION ABOUT THE ACQUISITION AND WHERE TO FIND IT
ATG intends to file a registration statement on Form S-4 in connection with the transaction, and ATG and Primus intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ATG and Primus are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ATG, Primus and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's Web site at WWW.SEC.GOV. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from ATG or Primus. ATG and Primus file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ATG and Primus with the SEC are also available for free at the SEC's Web site at WWW.SEC.GOV. A free copy of these reports, statements and other information may also be obtained from ATG or Primus.

The executive officers and directors of ATG and Primus may be deemed to be participants in the solicitation of proxies from the stockholders of Primus and ATG in favor of the acquisition. A description of the interests of ATG's executive officers and directors in ATG is set forth in the proxy statement for ATG's 2004 Annual Meeting of Stockholders, which was filed with the SEC. A description of the interests of Primus' executive officers and directors in Primus is set forth in the proxy statement for Primus' 2004 Annual Meeting of Stockholders, which was filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of ATG's and Primus' executive officers and directors in the acquisition by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.